April 16, 2012

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigOptix, Inc.
Schedule TO-I dated March 28, 2012
Filed March 28, 2012
File No. 005-84385

Dear Ms. Duru:

Set forth below are supplemental responses in connection with (i) the comments provided by the Commission’s staff to GigOptix, Inc. (“GigOptix” or the “Company”) by your letter dated April 6, 2012 (the “Comment Letter”), regarding the above-referenced filing (the “Schedule TO”) and related Offer to Purchase (the “Offer to Purchase”); (ii) the Company’s response letter dated April 12, 2012 (the “Comment Response Letter”); and (iii) telephonic conversations between the staff and the Company’s counsel on April 13, 2012. The references below to “Response” correspond to the responses to the numbered comments in the Comment Response Letter.

Concurrent with the submission of this supplemental response letter (“Supplemental Response Letter”), as detailed in Responses 1, 2 and 3 of the Comment Response Letter, the Company has revised and is filing an amendment to the Schedule TO (“Amendment No. 1”) and the related disclosure in the Offer to Purchase, the letter of transmittal (the “Letter of Transmittal”), the notice of guaranteed delivery, the letter to brokers, dealers, commercial banks, trust companies and other nominees, and the letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (collectively, the “Offer Materials”). The Company reiterates its position, as provided in Responses 1, 2 and 3, that such revisions to the Schedule TO and Offer Materials do not constitute material changes to the Company’s tender offer materials under Rule 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore do not require an extension of the offer period by five, ten or twenty business days. The Company understands that the staff will not take a position on the materiality of these revisions. Notwithstanding the foregoing, the Company further confirms that Amendment No. 1 and the revised Offer Materials are being filed with at least five (5) business days remaining in the offer period.

Further, because the Company does not view the revisions to Schedule TO and the Offer Materials to be material, the Company believes that the dissemination rules contained within Rule 13e-4(e)(3) do not apply. The Company confirms that because the staff will not take a position on the materiality of these revisions, it understands that the staff will not concur in the Company’s view on the inapplicability of the dissemination rules of Rule 13e-4(e)(3).

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In connection with this response to the Comment Letter, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

If you have any questions regarding the matters discussed above, please contact the Company’s outside counsel, Jeff Selman at 415-365-7442 or via email at jselman@crowell.com or, in his absence, Kelly Howard at 202-624-2993 or via email at khoward@crowell.com.

Sincerely,

/s/ Curt Sacks
Curt Sacks
Chief Financial Officer and
Principal Financial and
Principal Accounting Officer

cc:	Avi S. Katz, President, Chief Executive Officer, and Chairman of GigOptix, Inc.